NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Citadel Broadcasting Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on March 27, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company had fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading-day period of less than $75 million and average closing price of less than $1.00 over a consecutive 30 trading-day period. The Company submitted a business plan to address non-compliance with the NYSE's continued listing standards. However, after reviewing these materials, the NYSE decided to proceed with suspension of trading as described above. 1. The Exchange's Listed Company Manual, Sections 802.01B and C, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when: Average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time stockholders' equity is less than $75,000,000. Average closing price of a security is less than $1.00 over a consecutive 30 trading-day period. 2. The Exchange, on February 26, 2009, determined that the Common Stock should be suspended from trading before the opening of the trading session on March 6, 2009, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on February 26, 2009 and by letter on February 27, 2009. 3. Pursuant to the above authorization, a press release was issued on February 26, 2009, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on February 26, 2009 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on March 6, 2009. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.